# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VEEA INC., CIK 0001840317
CUSIP: 693489122
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 164 East 83rd Street, New York, New York (NY), 10028
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001539497-25-000133
Filed by CIK 0001190699

## Reporting persons
- BURNS URSULA M: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 2,054,745; shared voting power 0; sole dispositive power 2,054,745; shared dispositive power 0; aggregate amount beneficially owned 2,054,745 (4% of the class)

## Item 1. Issuer
Name of issuer: VEEA INC.
Address of issuer's principal executive offices: 164 East 83rd Street, New York, NY 10028

## Item 2. Person Filing
Name of person filing: Ursula M. Burns
Address of principal business office or, if none, residence: 210 SE Mizner Boulevard, Unit 210, Boca Raton, Florida 33432
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a) Amount beneficially owned: 2,054,745 shares of Common Stock, par value $0.0001 per share ("Common Stock")

The Reporting Person holds the above-referenced beneficially-owned shares of Common Stock as follows: (i) 960,061 shares of outstanding Common Stock, (ii) (A) 60,663 shares of outstanding Common Stock subject to vesting based upon the volume-weighted average trading sale price of one share of Common Stock (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) being greater than or equal to $12.50 for any twenty (20) trading days within any thirty (30) consecutive trading day period ending on September 13, 2034, or earlier upon a change in control of the Issuer, and (B) 60,663 shares of outstanding Common Stock subject to vesting based upon the volume-weighted average trading sale price of one share of Common Stock (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) being greater than or equal to $15.00 for any twenty (20) trading days within any thirty (30) consecutive trading day period ending on September 13, 2034, or earlier upon a change in control of the Issuer (collectively, the "Earnout Shares"), and (iii) Warrants to purchase 973,358 shares of Common Stock (the "Warrants"). Each Warrant entitles the holder to purchase one share of the Common Stock at a price of $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations). Such Warrants will expire September 13, 2029, or earlier upon redemption or liquidation.
Percent of class:
Percent of class: 4.0%

The information with respect to percentage ownership is based on a total of 50,182,879 outstanding shares of Common Stock of Veea Inc., as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BURNS URSULA M: /s/ BURNS URSULA M, BURNS URSULA M (08/27/2025)